

October 22, 2020

Jason Dale
Chief Operating Office and Chief Financial Officer
Vital Farms, Inc.
3601 South Congress Avenue, Suite C100
Austin, Texas 78704

> **Re: Vital Farms, Inc.**
> **Draft Registration Statement on Form S-1**
> **Filed on October 20, 2020**
> **CIK No. 1579733**

Dear Mr. Dale:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing